EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Israel Security Authority’s Investigation

Further to the immediate reports published by the Company on June 20, 22 and 23, 2017, July 11, 13 and 23, 2017, and on September 18, 2017, regarding an investigation by the Israel Securities Authority (the “Investigation”), immediate notification is hereby provided that in the morning hours of November 6, 2017, the Securities Authority issued a press release regarding the conclusion of the Investigation and the transfer of the Investigation file to the Tel Aviv District Attorney’s Office (Taxation and Economics).

In accordance with the notice, the Securities Authority concluded that there was prima facie evidence establishing the involvement of the main suspects in the case in offenses of (1) fraudulently receiving funds in connection with the entitlement of the Company’s controlling shareholder to a consideration of NIS 170 million as part of the transaction for the purchase of shares of D.B.S Satellite Services (1998) Ltd. (“D.B.S”) from the controlling shareholder of the Company by the Company, a consideration contingent on D.B.S’s meeting targets; (2) leaking the material of the independent committee of the Company’s Board of Directors that was required to examine interested party transactions (the transaction for the acquisition of D.B.S shares by the Company and the transaction between D.B.S and Space-Communication Ltd. for the purchase of satellite segments for D.B.S) to the Company’s controlling shareholder and relatives; and (3) promoting the Company’s interests in the Ministry of Communications in violation of the Penal Law and the Securities Law. The notice further stated that it relates to the transfer of the Investigation file to the District Attorney’s Office, and that the District Attorney’s Office is authorized to decide on the continued handling of the case.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.